UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   Blair Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    092828102
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                January 19, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO. 092828102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               17,374 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             13,497 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            17,374 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     13,497 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           30,871 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.37%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 092828102

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               383,076 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                    -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            383,076 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             383,076 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.67%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 092828102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               35,995 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            35,995 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          35,995 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.44%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 092828102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               31,502 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            31,502 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           31,502 Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.38%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 092828102

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               17,503 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            17,503 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,503 Shares of Common Stock
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.21%

14 TYPE OF REPORTING PERSON*
         CO


Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Blair Corp., 220 Hickory St., Warren, PA 16366.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC*, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb had previously issued a press release stating its opinions about the Issuer's financial and managerial posture. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the
Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). Loeb intends to review its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4. Specifically, Loeb seeks to influence management to fully exploit the value of Issuer's consumer finance operations.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of January 19, 2005.

                                   Shares of Common Stock

Loeb Arbitrage Fund                       383,076
Loeb Partners Corporation*                 30,871
Loeb Offshore Fund Ltd.                    35,995
Loeb Marathon Fund LP                      31,502
Loeb Marathon Offshore Fund Ltd.           17,503
                                      ----------
                                          498,947

The total shares of Common Stock constitutes 6.09% the 8,199,000 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 13,497 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The  following  purchases  of Common Stock have been made in the last sixty
(60) days by the following:


                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*
                              11-19-04       1983              34.96
                              11-22-04       1680              35.82
                              11-23-04        178              35.56
                              11-24-04       1400              35.91
                              11-26-04         25              35.77
                              11-29-04        378              35.17
                              11-30-04        350              35.07
                              12-01-04       1976              35.51
                              12-02-04        455              35.39
                              12-07-04        821              35.52
                              12-08-04        623              35.41
                              12-13-04        350              35.34
                              01-03-05         41              35.34
                              01-04-05        376              35.83
                              01-05-05        231              35.88
                              01-07-05        630              36.16
                              01-10-05        231              36.01
                              01-12-05        420              35.99
                              01-14-05        177              36.24
                              01-14-05        167              36.25
                              01-18-05        167              36.38
                              01-18-05         14              36.26
                              01-19-05        291              36.42


Holder                                     Shares      Average Price
Loeb Arbitrage Fund
                              11-19-04      25774             34.965
                              11-22-04      20520             35.818
                              11-23-04       2177             35.556
                              11-24-04      17100             35.913
                              11-26-04        250             35.768
                              11-29-04       4617             35.169
                              11-30-04       4275             35.067
                              12-01-04      24141             35.508
                              12-02-04       5557             35.394
                              12-07-04      10034             35.523
                              12-08-04       7609             35.409
                              12-13-04       4275             35.344
                              01-03-05        100             35.683
                              01-04-05       4597             35.827
                              01-05-05       2822             35.875
                              01-07-05       7695             36.163
                              01-10-05        812             36.013
                              01-10-05        100             37.123
                              01-11-05        100             36.756
                              01-12-05       5130             35.988
                              01-12-05        354             36.118
                              01-14-05       2728             36.243

                              01-14-05       1620             36.250
                              01-14-05        962             36.118
                              01-18-05       1239             36.383
                              01-18-05        186             36.263
                              01-19-05       8626             36.420

Holder                                     Shares      Average Price
Loeb Offshore Fund
                              11-19-04       1663              34.96
                              11-22-04       1800              35.82
                              11-23-04        191              35.56
                              11-24-04       1500              35.91
                              11-26-04         25              35.77
                              11-29-04        405              35.17
                              11-30-04        375              35.07
                              12-01-04       2118              35.51
                              12-02-04        488              35.39
                              12-07-04        880              35.52
                              12-08-04        668              35.41
                              12-13-04        375              35.34
                              01-04-05        403              35.83
                              01-05-05        247              35.88
                              01-07-05        675              36.16
                              01-10-05         71              36.01
                              01-12-05        450              35.99
                              01-14-05        256              36.24
                              01-14-05        152              36.25
                              01-18-05       2593              36.38
                              01-19-05        793              36.42

Holder                                     Shares      Average Price
Loeb Marathon Fund LP
                              11-19-04       3196              34.96
                              11-22-04       3058              35.82
                              11-23-04         89              35.56
                              11-30-04        670              35.07
                              12-01-04        331              35.51
                              12-02-04        234              35.39
                              12-07-04        816              35.52
                              12-08-04        644              35.41
                              12-13-04         59              35.34
                              12-29-04        720              35.98
                              01-05-05        161              35.88
                              01-07-05        586              36.16
                              01-10-05         29              36.01
                              01-11-05       7777              36.11
                              01-12-05       7423              35.99
                              01-12-05        352              35.98
                              01-13-05        133              36.14
                              01-14-05       6461              36.24
                              01-18-05        129              36.38
                              01-19-05        315              36.42



Holder                            Date     Shares      Average Price
Loeb Marathon Offshore
     Fund, Ltd.
                              11-19-04       1084              34.96
                              11-22-04       1138              35.82
                              11-23-04         65              35.56
                              12-01-04        234              35.51
                              12-02-04        166              35.39
                              12-07-04        649              35.52
                              12-08-04        456              35.41
                              12-14-04         41              35.34
                              01-04-05        224              35.83
                              01-05-05        339              35.88
                              01-07-05        414              36.16
                              01-10-05         21              36.01
                              01-12-05        248              35.88
                              01-18-05         72              36.38
                              01-19-05        175              36.42



                                     Sales of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          12-14-04         41             $35.34

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           12-08-04      10034            $35.519

Holder                            Date     Shares      Average Price
Loeb Offshore Fund            12-08-04        880             $35.51

Holder                            Date     Shares      Average Price
Loeb Marathon Fund            12-08-04        816             $35.51
                              01-12-05       7777              36.11
                              01-14-05       7423              36.11


Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        12-08-04        649             $35.51
  Fund



--------------------
*Including 13,497 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on AMEX.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2005                          Loeb Partners Corporation


                                         By: /s/ Gideon J. King
                                             Executive Vice President

January 20, 2005                          Loeb Arbitrage Fund
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                      By: /s/ Gideon J. King
                                              President

January 20, 2005                           Loeb Offshore Fund Ltd.



                                      By: /s/ Gideon J. King
                                              Director




January 20, 2005                      Loeb Marathon Fund LP
                                  By: Loeb Arbitrage Management, Inc., G.P.


                                  By: /s/ Gideon J. King
                                          President





January 20, 2005                        Loeb Marathon Offshore Fund Ltd.


                                    By: /s/ Gideon J. King
                                            Director